UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                      INTERACTIVE TELEVISION NETWORKS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    45840V100
                                 (CUSIP Number)

                                  June 3, 2005
             (Date of Event Which Requires Filing of this Statement)

|_|   Rule 13d-1(b)
|X|   Rule 13d-1(c)
|_|   Rule 13d-1(d)

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP No. 45840V100                                           Page 2 of 18 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Redlands Advisors, Inc.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,691,290
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,691,290
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,691,290
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.80%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP No. 45840V100                                           Page 3 of 18 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     David F. Firestone
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,691,290, all of which are held by Redlands Advisors, Inc.
                    ("RAI"). David F. Firestone controls the investments of RAI.
    EACH       -----------------------------------------------------------------
               7.   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER
    WITH
                    1,691,290, all of which are held by RAI. David F. Firestone controls the investments of RAI.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,691,290
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.80%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP No. 45840V100                                           Page 4 of 18 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mercator Momentum Fund, L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          604,399 (as of October 11, 2005)
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            604,399 (as of October 11, 2005)
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     604,399 (as of October 11, 2005)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     2.43%  (as of October 11, 2005)
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP No. 45840V100                                           Page 5 of 18 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mercator Momentum Fund III, L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          484,399 (as of October 11, 2005)
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            484,399 (as of October 11, 2005)
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     484,399 (as of October 11, 2005)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     1.95%  (as of October 11, 2005)
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP No. 45840V100                                           Page 6 of 18 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     M.A.G. Capital, LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          794,399, all of which are owned by Mercator Momentum Fund,
                    L.P. ("MMF") and Mercato Momentum Fund III, L.P. ("MMFIII").
   EACH             (as of October 11, 2005)
               -----------------------------------------------------------------
 REPORTING     7.   SOLE DISPOSITIVE POWER

  PERSON            0
               -----------------------------------------------------------------
   WITH        8.   SHARED DISPOSITIVE POWER

                    794,399, all of which are owned by MMF and MMFIII.
                    (as of October 11, 2005)
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     794,399 (as of October 11, 2005)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     3.19%  (as of October 11, 2005)
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP No. 45840V100                                           Page 7 of 18 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Monarch Pointe Fund, Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          587,082 (as of December 28, 2005)
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            587,082 (as of December 28, 2005)
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     587,082 (as of December 28, 2005)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     2.36%  (as of December 28, 2005)
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP No. 45840V100                                           Page 8 of 18 Pages
-------------------                                           ------------------

      This statement is hereby amended and restated in its entirety as follows:

Item 1. Issuer.

      (a) The name of the issuer is Interactive Television Networks, Inc. (the "Issuer").

      (b) The address of the Issuer's principal executive office is 28202 Cabot Avenue, Suite 300, Laguna Niguel, California 92677.

Item 2. Reporting Person and Security.

      (a) Redlands Advisors, Inc. ("RAI") is a California corporation. Mercator Momentum Fund, L.P. ("MMF") and Mercator Momentum Fund III, L.P. ("MMFIII" and together with MMF, the "Funds") are private investment limited partnerships organized under the laws of California. M.A.G. Capital, LLC ("MAG") is a California limited liability company. Monarch Pointe Fund, Ltd. ("MPF") is a corporation organized under the laws of the British Virgin Islands. MAG is the general partner of each of the Funds, and MAG controls the investments of MPF. David F. Firestone controls the investments of RAI and is the managing member of MAG. Each of the Funds, RAI, MAG, MPF and David F. Firestone are referred to herein as the "Reporting Persons."

      (b) The business address of each of RAI, the Funds, MAG and David F. Firestone is 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071. The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayer Street Lower, Dublin 1, Republic of Ireland.

      (c) RAI is a California corporation. Each of the Funds is a California limited partnership. MAG is a California limited liability company. MPF is a corporation organized under the laws of the British Virgin Islands.

      (d) The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.001 per share (the "Common Stock").

      (e) The CUSIP number is 45840V100.

Item 3.   If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or
          (c), Check Whether the Person Filing is a:

      (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
78o).

      (b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP No. 45840V100                                           Page 9 of 18 Pages
-------------------                                           ------------------

      (e) [ ] An investment adviser in accordance with ss 240.13d-1(b)(1)(ii)
(E).

      (f) [ ] An employee benefit plan or endowment fund in accordance with ss 240.13d-1(b)(1)(ii)(F).

      (g) [ ] A parent holding company or control person in accordance with ss 240.13d-1(b)(1)(ii)(G).

      (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C 1813).

      (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) [ ] Group, in accordance with ss 240.13d-1(b)(1)(ii)(J).

         Not Applicable.

Item 4. Ownership.

      June 3, 2005

      On June 3, 2005, RAI acquired 1,691,290 shares of Common Stock from stockholders of the Issuer.

      As of June 3, 2005, RAI and David F. Firestone owned of record the following securities of the Issuer:

      RAI owned 1,691,290 shares of Common Stock.

      David F. Firestone owned no securities of the Issuer directly.

      The right to vote and the right to dispose of shares owned of record by RAI are shared among RAI and David F. Firestone.

      Assuming that the Issuer had 24,881,767 shares of Common Stock outstanding as of June 3, 2005, which is the number indicated by the Issuer in the Form 8-K dated June 3, 2005, to be outstanding as of June 3, 2005, RAI and David F. Firestone had, on June 3, 2005, beneficial ownership of the following number of shares of Common Stock, which represented the following percentages of the Common Stock outstanding:

                                      Shares Beneficially
                                             Owned                    Percentage
                                             -----                    ----------

       RAI                                  1,691,290                   6.80%

       David F. Firestone                   1,691,290                   6.80%

                                  SCHEDULE 13G

-------------------                                          -------------------
CUSIP No. 45840V100                                          Page 10 of 18 Pages
-------------------                                          -------------------


      October 11, 2005

      On October 11, 2005, MMF purchased 310,000 shares of Common Stock from two stockholders of the Issuer and warrants to purchase up to 1,240,000 additional shares of Common Stock from the same stockholders (the "Stockholder Warrants"), and MMFIII purchased from the same stockholders 190,000 shares of Common Stock and Stockholder Warrants to purchase up to 760,000 additional shares of Common Stock.

      The documents governing the terms of the Stockholder Warrants contain a provision prohibiting MMF and MMFIII, as applicable, from exercising warrants for shares of Common Stock if doing so would result in the Reporting Persons and their affiliates beneficially owning shares of Common Stock that represent more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. As a result, the Reporting Persons did not beneficially own more than 9.99% of the outstanding Common Stock.

      As of October 11, 2005, the Reporting Persons (other than MPF) owned the following securities of the Issuer:

      RAI owned 1,691,290 shares of Common Stock.

      MMF owned 310,000 shares of Common Stock and Stockholder Warrants to purchase up to 1,240,000 shares of Common Stock.

      MMFIII owned 190,000 shares of Common Stock and Stockholder Warrants to purchase up to 760,000 shares of Common Stock.

      MAG and David F. Firestone each owned no securities of the Issuer directly.

      The right to vote and the right to dispose of shares beneficially owned by RAI are shared among RAI and David F. Firestone. The right to vote and the right to dispose of the shares beneficially owned by each of the Funds are, in each case, shared among each of the Funds, as applicable, and both MAG and David F. Firestone. The right to vote and dispose of the shares beneficially owned by MAG are shared by MAG and David F. Firestone.

      Assuming the Issuer had 24,881,767 shares of Common Stock outstanding as of October 11, 2005, which is the number of shares stated by the Issuer to be outstanding in the Quarterly Report on Form 10-QSB for quarter ending September 30, 2005, the individual Reporting Persons had, on October 11, 2005, beneficial ownership of the following number of shares of Common Stock, which represented the following percentages of the Common Stock outstanding:

                                  SCHEDULE 13G

-------------------                                          -------------------
CUSIP No. 45840V100                                          Page 11 of 18 Pages
-------------------                                          -------------------

                                   Shares Beneficially
                                          Owned                    Percentage
                                          -----                    ----------

    RAI                                   1,691,290                   6.80%

    MMF                                     604,399                   2.43%

    MMFIII                                  484,399                   1.95%

    MAG                                     794,399                   3.19%

    David F. Firestone                    2,485,689                   9.99%

      December 28, 2005

      On December 28, 2005, MPF purchased from MMF and MMFIII 292,683 shares of Common Stock (204,390 from MMF and 88,293 from MMFIII) and Stockholder Warrants to purchase up to 1,170,732 additional shares of Common Stock (817,561 from MMF and 353,171 from MMFIII).

      As of December 28, 2005, the Reporting Persons owned the following securities of the Issuer:

      RAI owned 1,691,290 shares of Common Stock.

      MMF owned 105,610 shares of Common Stock and Stockholder Warrants to purchase up to 422,439 shares of Common Stock.

      MMFIII owned 101,707 shares of Common Stock and Stockholder Warrants to purchase up to 406,829 shares of Common Stock.

      MPF owned 292,683 shares of Common Stock and Stockholder Warrants to purchase up to 1,170,732 shares of Common Stock.

      MAG and David F. Firestone each owned no securities of the Issuer directly.

      The right to vote and the right to dispose of shares beneficially owned by RAI are shared among RAI and David F. Firestone. The right to vote and the right to dispose of the shares beneficially owned by each of the Funds are, in each case, shared among each of the Funds, as applicable, and both MAG and David F. Firestone. The right to vote and dispose of the shares beneficially owned by MPF are shared among MPF and both MAG and David F. Firestone. The right to vote and dispose of the shares beneficially owned by MAG are shared by MAG and David F. Firestone.

                                  SCHEDULE 13G

-------------------                                          -------------------
CUSIP No. 45840V100                                          Page 12 of 18 Pages
-------------------                                          -------------------

      Assuming the Issuer had 24,881,767 shares of Common Stock outstanding as of the December 28, 2005, which is the number of shares stated by the Issuer to be outstanding in the Quarterly Report on Form 10-QSB for quarter ending September 30, 2005, the individual Reporting Persons had, on December 28, 2005, beneficial ownership of the following number of shares of Common Stock, which represented the following percentages of the Common Stock outstanding:

                                     Shares Beneficially
                                            Owned                    Percentage
                                            -----                    ----------

      RAI                                 1,691,290                     6.80%

      MMF                                   400,009                     1.61%

      MMFIII                                396,106                     1.59%

      MPF                                   587,082                     2.36%

      MAG                                   794,399                     3.19%

      David F. Firestone                  2,485,689                     9.99%


      December 21, 2005

      On December 21, 2005, MMF, MMFIII and MPF purchased shares of the Series A Convertible Preferred Stock of the Issuer ("Series A Stock") and those three entities and MAG purchased warrants to purchase shares of Common Stock (the "Issuer Warrant"). The Series A Stock is convertible into shares of Common Stock in accordance with the Certificate of Designation of Preferences and Rights of Series A Convertible Preferred Stock of the Issuer, dated December 21, 2005 (the "Certificate of Designation"). Each share of Series A Stock is convertible into the number of shares of Common Stock determined by dividing the Series A Purchase Price by the then existing Conversion Price. The Certificate of Designation defines the Series A Purchase Price as $3.75, and defines the Conversion Price as $3.75, subject to adjustment upon certain specified events set forth in the Certificate of Designation.

      The documents governing the terms of the Series A Stock and the warrants contain provisions prohibiting the holders from converting shares of Series A Stock into shares of Common Stock or exercising warrants for shares of Common Stock if doing so would result in the Reporting Persons and their affiliates beneficially owning shares of Common Stock that represent more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. As a result, the Reporting Persons do not beneficially own more than 9.99% of the outstanding Common Stock.

                                  SCHEDULE 13G

-------------------                                          -------------------
CUSIP No. 45840V100                                          Page 13 of 18 Pages
-------------------                                          -------------------

      As of December 21, 2005, the Reporting Persons owned the following securities of the Issuer:

      RAI owned 1,691,290 shares of Common Stock.

      MMF owned 105,610 shares of Common Stock, Stockholder Warrants to purchase up to 422,439 shares of Common Stock, Issuer Warrants to purchase up to 37,468 shares of Common Stock and 589,116 shares of Series A Stock.

      MMFIII owned 101,707 shares of Common Stock, Stockholder Warrants to purchase up to 406,829 shares of Common Stock, Issuer Warrants to purchase up to 44,563 shares of Common Stock and 700,680 shares of Series A Stock.

      MPF owned 292,683 shares of Common Stock, Stockholder Warrants to purchase up to 1,170,732 shares of Common Stock, Issuer Warrants to purchase up to 129,969 shares of Common Stock and 2,043,537 shares of Series A Stock.

      MAG owned Issuer Warrants to purchase up to 53,000 shares of Common Stock.

      David F. Firestone owned no securities of the Issuer directly.

      The right to vote and the right to dispose of shares beneficially owned by RAI are shared among RAI and David F. Firestone. The right to vote and the right to dispose of the shares beneficially owned by each of the Funds are, in each case, shared among each of the Funds, as applicable, and both MAG and David F. Firestone. The right to vote and dispose of the shares beneficially owned by MPF are shared among MPF and both MAG and David F. Firestone. The right to vote and dispose of the shares beneficially owned by MAG are shared by MAG and David F. Firestone.

      Assuming the Issuer had 24,881,767 shares of Common Stock outstanding as of the December 21, 2005, which is the number of shares stated by the Issuer to be outstanding in the Quarterly Report on Form 10-QSB for quarter ending September 30, 2005, the individual Reporting Persons had, on December 21, 2005, beneficial ownership of the following number of shares of Common Stock, which represented the following percentages of the Common Stock outstanding:

                                     Shares Beneficially
                                            Owned                    Percentage
                                            -----                    ----------

      RAI                                  1,691,290                    6.80%

      MMF                                    432,683                    1.72%

      MMFIII                                 428,780                    1.70%

      MPF                                    619,756                    2.46%

      MAG                                    827,073                    3.28%

      David F. Firestone                   2,518,363                    9.99%

                                  SCHEDULE 13G

-------------------                                          -------------------
CUSIP No. 45840V100                                          Page 14 of 18 Pages
-------------------                                          -------------------



Item 5.  Ownership of Five Percent or Less of a Class.

      If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.

Item 9.  Notice of Dissolution of Group.

         Not Applicable.

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

-------------------                                          -------------------
CUSIP No. 45840V100                                          Page 15 of 18 Pages
-------------------                                          -------------------


                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2006                REDLANDS ADVISORS, INC.

                                        By:    /s/ David F. Firestone
                                               ------------------------------
                                        Its:   President
Dated:  February 7, 2006

                                               /s/ David F. Firestone
                                               ------------------------------
                                               David F. Firestone


Dated:  February 7, 2006                MERCATOR MOMENTUM FUND, L.P.

                                        By:    M.A.G. Capital, LLC,
                                               its General Partner


                                               By: /s/ Harry Aharonian
                                                  ---------------------------
                                               Harry Aharonian, Portfolio
                                               Manager


Dated:  February 7, 2006                MERCATOR MOMENTUM FUND III, L.P.

                                        By:    M.A.G. Capital, LLC,
                                               its General Partner

                                               By: /s/ Harry Aharonian
                                                  ---------------------------
                                               Harry Aharonian, Portfolio
                                               Manager


Dated:  February 7, 2006                M.A.G. CAPITAL, LLC


                                        By:    /s/ Harry Aharonian
                                               ------------------------------
                                               Harry Aharonian, Portfolio
                                               Manager


Dated:  February 7, 2006                MONARCH POINTE FUND, LTD.


                                        By:    /s/ Harry Aharonian
                                               ------------------------------
                                               Harry Aharonian, Portfolio
                                               Manager

                                  SCHEDULE 13G

-------------------                                          -------------------
CUSIP No. 45840V100                                          Page 16 of 18 Pages
-------------------                                          -------------------


                                  EXHIBIT INDEX

Exhibit A                  Agreement of Joint Filing

                                  SCHEDULE 13G

-------------------                                          -------------------
CUSIP No. 45840V100                                          Page 17 of 18 Pages
-------------------                                          -------------------

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 a report on Schedule 13G, containing the information required by Schedule 13G, for shares of the common stock of Interactive Television Networks, Inc. beneficially owned by Redlands Advisors, Inc., David F. Firestone, Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., M.A.G. Capital, LLC and Monarch Pointe Fund, Ltd. and such other holdings as may be reported therein.

Dated: February 7, 2006

REDLANDS ADVISORS, INC.

By:      /s/ David F. Firestone
         ----------------------
Its:     President



/s/ David F. Firestone
----------------------
    David F. Firestone

MERCATOR MOMENTUM FUND, L.P.

By:      M.A.G. Capital, LLC,
         its General Partner

         By:      /s/ Harry Aharonian
                  -------------------
                  Harry Aharonian, Portfolio Manager

MERCATOR MOMENTUM FUND III, L.P.

By:      M.A.G. Capital, LLC,
         its General Partner

         By:      /s/ Harry Aharonian
                  -------------------
                  Harry Aharonian, Portfolio Manager

M.A.G. CAPITAL, LLC

By:      /s/ Harry Aharonian
         -------------------
         Harry Aharonian, Portfolio Manager

                                  SCHEDULE 13G

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CUSIP No. 45840V100                                          Page 18 of 18 Pages
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MONARCH POINTE FUND, LTD.

By:      /s/ Harry Aharonian
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         Harry Aharonian, Director